Exhibit 99.2

Park Ha Biological Technology Co., Ltd. Announces Closing of $2.0 Million Registered Direct Offering

Wuxi, China, June 15, 2026 (GLOBE NEWSWIRE) -- Park Ha Biological Technology Co., Ltd., (NASDAQ: BYAH) an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), today announced the closing of its previously announced registered direct offering with several investors for the sale and purchase of an aggregate of up to 1,133,332 of the Company’s Class A ordinary shares, par value $0.001 each (the “Class A Ordinary Shares”), and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 200,000 Class A Ordinary Shares, at a combined purchase price of $1.50 per Class A Ordinary Share and Pre-Funded Warrant.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $2.0 million, before deducting the placement agent’s fees and other estimated offering expenses.

D. Boral Capital LLC acted as the sole placement agent for the offering. Concord & Sage PC acted as counsel to the Company. Hunter Taubman Fischer & Li LLC acted as US securities counsel to the placement agent.

The Company intends to use the net proceeds from this offering for general corporate and working capital purposes.

The offering of the securities described above were offered by the Company pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-295090) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and declared effective by the SEC on June 8, 2026, and the accompanying prospectus contained therein.

The offering was made only by means of a prospectus supplement and accompanying prospectus. The prospectus supplement describing the terms of the public offering was filed with the SEC. Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained on the SEC’s website at http://www.sec.gov or by contacting D. Boral Capital LLC, 590 Madison Avenue, 39th Floor New York, NY 10022. For more detailed description of the securities in this offering please refer to the Company’s SEC filings at: https://www.sec.gov/edgar/search/#/ciks=0001986247&entityName=Park%2520Ha%2520Biological%2520Technology%2520Co.%252C%2520Ltd.%2520(BYAH)%2520(CIK%25200001986247)

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About the Company

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare products sales and franchise alliances promotions under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of October 31, 2025, the Company has five directly operated stores and 22 franchisees in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

D. Boral Capital LLC
590 Madison Avenue, 39th Floor
New York, NY 10022
Main Phone: +1 (212) 970-5150
www.dboralcapital.com
dbccapitalmarkets@dboralcapital.com

Park Ha Biological Technology Co., Ltd.
901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000
http://ir.parkha.cn/
ir_parkha@163.com